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SEC FILE NUMBER
8-66189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wescom Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5601 E La Palma Ave
(No. and Street)

Anaheim	CA	92807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cindy Law	888 493 7266 x8113	claw@wescom.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

488 Lexington Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Law, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wescom Financial Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer, FINOP

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of los angeles

Subscribed and sworn to (or affirmed) before me on this 13 day of march, 20 23, by
Date *Month* *Year*
(1) cindy law
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TRACY A. VOGEL
Notary Public - California
Los Angeles County
Commission # 2404054
My Comm. Expires May 19, 2026

Signature tracy a. vogel
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Central Credit Union)
(SEC I.D. No. 8-66189)
Pasadena, California

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2022,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Central Credit Union)
Pasadena, California

FINANCIAL STATEMENT
December 31, 2022

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Wescom Financial Services, LLC
Pasadena, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2009.

New York, New York
March 10, 2023

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$ 9,676,275
Accounts receivable	913,601
Prepaid expenses	99,179
	$ 10,689,055

LIABILITIES AND MEMBERSHIP CAPITAL

Accounts payable and other liabilities	$ 1,485,652
Membership capital	9,203,403
	$ 10,689,055

See accompanying notes to financial statement.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Wescom Financial Services, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a limited liability company on March 15, 2001. Its principal source of income is derived from commission revenues. The Company is a wholly owned subsidiary of Wescom Central Credit Union ("the Parent"). The Parent is the sole member of the limited liability company and as such, the member's liability is limited to its capital investment. The Company was established primarily to provide brokerage services to members of the Parent.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to the FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The accompanying financial statement of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates: The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of non-term share deposits in Wescom Credit Union and Pershing LLC. At December 31, 2022, the Company had $7,638,028 on deposit at Wescom Credit Union. The balances at Wescom Credit Union are insured by the National Credit Union Share Insurance Fund up to $250,000. At December 31, 2022, the Company had $2,038,247 on deposit at Pershing LLC. The balances at Pershing LLC are protected by the Securities Investor Protection Corporation (SIPC) up to $500,000.

Accounts Receivable: Accounts receivable consists primarily of commission receivable which represents commissions due to the Company for the sale of financial and insurance products.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. The Company is, however, subject to state taxes on gross receipts.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2018.

Loss Contingencies: Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statement.

Indemnification Obligation: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Measurement of Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company's receivable from broker-dealers and clearing organizations include account receivable from revenue transactions not yet remitted to the Company. The amount of not yet remitted revenue to the Company are owed for a very short period of time. The Company continually reviews the credit quality of its counterparties. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the broker-dealers and clearing organizations to be virtually non-existent and considers any resultant allowance to be not material to the users of these financial statements. adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

NOTE 2 – EMPLOYEE BENEFIT PLANS

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. There were no amounts accrued for payments under the plan as of December 31, 2022.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2022, the Company had net capital of $1,524,363, which was $1,425,320 in excess of its required net capital of $99,043. At December 31, 2022 the Company's aggregate indebtedness to net capital ratio was 0.97 to 1.

NOTE 4 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company has an intercompany arrangement for which the Parent pays certain direct expenses on behalf of the Company and the Company reimburses the Parent for the direct expenses paid. At December 31, 2022, the Company has payable to the Parent of $454,617, which is included in Accounts Payable and other liabilities of the Statement of Financial Condition.

NOTE 6 – SUBSEQUENT EVENT

On January 13, 2023, the Company has transferred its customer accounts and registered representatives to CUSO Financial Services, L.P. ("CFS"), as the broker dealer of record. This is part of the financial services agreement signed by the Parent and the Company and CFS on February 3, 2022 that allows CFS to have access to the members of the Parent and enables CFS to market, offer, sell and distribute certain non-deposit investments and insurance products as well as provide financial planning, fee-based asset management and other investment advisory services. The Company completed a Form BDW, Uniform Request for Broker-Dealer Withdrawal with FINRA on February 8, 2023.